Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Lisa Jensen Vice President, Global Public Relations, Blizzard Entertainment 949.854.6200 dir 949.854.7900 fax ljensen@blizzard.com	Liddy Li NetEase.com, Inc. 86-10-8255 8208 liddyli@corp.netease.com

WORLD OF WARCRAFT®: CATACLYSM™ TO LAUNCH IN MAINLAND CHINA ON JULY 12, 2011

SHANGHAI, CHINA — June 21, 2011 — Blizzard Entertainment, Inc. and NetEase.com, Inc. (NASDAQ: NTES) today announced that World of Warcraft®: Cataclysm™, the third expansion for Blizzard Entertainment’s award-winning massively multiplayer online role-playing game (MMORPG), will launch in mainland China on July 12, 2011. In preparation for the expansion’s release, players can now begin the process of background downloading data for version 4.1 of the game client, which will be required to play the expansion upon its release. Complete downloading instructions are available at www.warcraftchina.com/news/2011/6/21/1.html.

“With Cataclysm, we built on everything we learned since launching World of Warcraft to revitalize the game world for existing players and make it even more accessible to new ones,” said Mike Morhaime, CEO and cofounder of Blizzard Entertainment. “We’ve always appreciated Chinese gamers’ passion and support for World of Warcraft, and we’re excited that they’ll soon be able to enjoy all of the great new content this expansion has to offer.”

“Ever since it first launched in China, World of Warcraft has been one of the most popular online games among players here. With all of the new features and content it introduces, Cataclysm takes the game experience to a whole new level,” said William Ding, CEO of NetEase. “We’re fully prepared on all fronts to provide great service and support to new and returning players throughout China, and we look forward to welcoming them to the revamped Azeroth.”

In Cataclysm, the face of Azeroth will be forever altered by the return of the corrupted Dragon Aspect Deathwing. Players will explore once-familiar areas of the world that have been reshaped by the devastation and filled with new opportunities for adventure. In an effort to survive the planet-shattering cataclysm, two new playable races — worgen and goblins — will join the struggle between the Alliance and the Horde. As players journey to the new level cap of 85, they’ll discover newly revealed locations, acquire new levels of power, and come face to face with Deathwing in a battle to determine the fate of the world.

For more information on World of Warcraft: Cataclysm, visit the official website at www.warcraftchina.com.

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About Blizzard Entertainment, Inc.

Best known for blockbuster hits including World of Warcraft® and the Warcraft®, StarCraft®, and Diablo® franchises, Blizzard Entertainment, Inc. (www.blizzard.com), a division of Activision Blizzard (NASDAQ: ATVI), is a premier developer and publisher of entertainment software renowned for creating some of the industry’s most critically acclaimed games. Blizzard Entertainment’s track record includes thirteen #1-selling games and multiple Game of the Year awards. The company’s online-gaming service, Battle.net®, is one of the largest in the world, with millions of active players.

About NetEase.com, Inc.

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China.  NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through its in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II and III, Tianxia II, Heroes of Tang Dynasty and Datang, as well as the licensed game, Blizzard Entertainment’s World of Warcraft and StarCraft II.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves Blizzard Entertainment’s and NetEase’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Blizzard Entertainment and NetEase generally use words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming” and similar expressions to identify forward-looking statements. Factors that could cause Blizzard Entertainment’s and/or NetEase’s actual future results to differ materially from those expressed in the forward-looking statements set forth in this release include, but are not limited to, sales levels of Blizzard Entertainment’s titles, shifts in consumer spending trends, the impact of the current macroeconomic environment, the seasonal and cyclical nature of the interactive game market, the risk that Shanghai EaseNet will not be able to operate StarCraft II, World of Warcraft or other games licensed by it from Blizzard Entertainment for a period of time or permanently due to possible governmental actions, the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties, the risk that changes in Chinese government regulation of the online game market may limit future growth of Blizzard’s or NetEase’s revenue in China or cause revenue to decline; industry competition and competition from other forms of entertainment, rapid changes in technology, industry standards and consumer preferences, including interest in specific genres such as real-time strategy, action—role-playing and massively multiplayer online games, protection of proprietary rights, litigation against Blizzard Entertainment and/or NetEase, maintenance of relationships with key personnel, customers, licensees, licensors, vendors and third-party developers, including the ability to attract, retain and develop key personnel and developers who can create high quality “hit” titles, counterparty risks relating to customers, licensees, licensors and manufacturers, domestic and international economic, financial and political conditions and policies, foreign exchange rates and tax rates, and the identification of suitable future acquisition opportunities, and the other factors identified in the risk factors section of Activision Blizzard’s most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q and of NetEase’s most recent annual report on Form 20-F and other filings and submissions with the U.S. Securities and Exchange Commission. The forward-looking statements in this release are based upon information available to Blizzard Entertainment, Activision Blizzard and NetEase, as the case may be, as of the date of this release, and none of such parties assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Blizzard Entertainment, Activision Blizzard or NetEase and are subject to risks, uncertainties and other factors, some of which are beyond their respective control and may cause actual results to differ materially from current expectations.